Exhibit 12

Nucor Corporation

2018 Form 10-Q

Computation of Ratio of Earnings to Fixed Changes

	Year ended December 31,					Six Months Ended June 30, 2018	Six Months Ended July 1, 2017
	2013	2014	2015	2016	2017
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$808,568	$1,147,288	$241,866	$1,298,659	$1,749,957	$1,429,613	$1,057,111
Plus: (earnings)/losses from equity investments	(9,297)	(13,505)	(5,329)	(38,757)	(41,661)	(20,523)	(22,058)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	164,128	178,240	178,941	186,437	190,889	79,487	95,004
Plus: amortization of capitalized interest	3,064	4,166	4,062	3,715	4,208	2,122	2,101
Plus: distributed income of equity investees	8,708	53,738	15,132	40,602	49,295	27,453	46,877
Less: interest capitalized	(10,913)	(2,946)	(311)	(3,940)	(1,590)	(2,980)	(470)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(94,330)	(99,227)	(112,306)	(104,145)	(61,883)	(56,395)	(39,425)

Total earnings before fixed charges	$869,928	$1,267,754	$322,055	$1,382,571	$1,889,215	$1,458,777	$1,139,140

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,899	$177,088	$177,855	$185,119	$188,872	$78,499	$94,335
Estimated interest on rent expense	1,229	1,152	1,086	1,318	2,017	988	669

Total fixed charges	$164,128	$178,240	$178,941	$186,437	$190,889	$79,487	$95,004

Ratio of earnings to fixed charges	5.30	7.11	1.80	7.42	9.90	18.35	11.99